Exhibit (e)(17)

Mark J. Daniel Vice President, Human Resources (416) 361-7611 Telephone (416) 361-7716 Facsimile
July 4, 2006
Mr. Peter C. Jones
President & Chief Operating Officer
Inco Limited
Dear Peter,
As discussed, the company has requested that you continue in your role as President & COO of Inco Limited past June 30, 2006, after which you would have become “Special Advisor” to the Chairman & CEO as originally contemplated in your separation agreement. The company has also requested that you continue as a Board Member of Inco Limited, the President Commissioner of PT Inco and the Chairman of Goro Nickel. In all cases, your continuation in these roles will be at the company’s discretion, but will not go beyond December 31, 2006.
In recognition of your agreeing to these extensions, the company agrees to move the start date of your separation agreement out by one week for every week of delay in your move from President & COO to Special Advisor to the Chairman & CEO, which is described in your separation agreement.
Peter, we appreciate your flexibility and willingness to assist the company during this time of heightened activity and acknowledge that we will work together in order that this extension to your duties can accommodate previously arranged commitments and flexibility about time away from the office.. If you are in agreement with the above, I would ask that you sign both copies of this letter and send one to me by July 15, 2006.
Regards,
/s/  Mark J. Daniel
I agree with the above terms
/s/  Peter C. Jones

Peter C. Jones
President & COO

INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7